SemGroup Corporation

Two Warren Place

6120 S. Yale Avenue, Suite 1500

Tulsa, OK 74136-4231

January 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (the “Registration Statement”) of SemGroup Corporation and the additional registrants listed in the table of subsidiary guarantor registrants in the Registration Statement (collectively, the “Registrants”) registering the offer to exchange up to $325,000,000 aggregate principal amount of 6.375% senior notes due 2025 (together with the guarantees thereof, the “New Notes”) for a like aggregate principal amount of 6.375% senior notes due 2025 (together with the guarantees thereof, the “Old Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the New Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if they are participating in the exchange offer for the purpose of distributing the New Notes to be acquired in the exchange offer, then they (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that a secondary resale transaction by a person participating in the exchange offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

Securities and Exchange Commission

January 8, 2018

The Registrants represent that any broker-dealer that participates in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the New Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for Old Notes under the exchange offer, may be a statutory underwriter and, in connection with any resale of those New Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

“If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will receive the New Notes for its own account and that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of New Notes.”

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Robert J. Melgaard of Conner & Winters, LLP, counsel to the Registrants, at (918) 586-8973.

SemGroup Corporation

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

January 8, 2018

GUARANTORS:

SemGas, L.P.
SemMaterials, L.P.

By:	SemOperating G.P., L.L.C., each such Guarantor’s General Partner

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Senior Vice President and Chief Financial Officer

Mid-America Midstream Gas Services, L.L.C.
SemGroup Europe Holding, L.L.C.
SemMexico, L.L.C.

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Chief Financial Officer

Rose Rock Finance Corporation
Rose Rock Midstream Operating, LLC
Rose Rock Midstream Energy GP, LLC
Rose Rock Midstream Field Services, LLC
SemOperating G.P., L.L.C.
SemCrude Pipeline, L.L.C.
SemDevelopment, L.L.C.

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Senior Vice President and Chief Financial Officer

Glass Mountain Holding, LLC
Wattenberg Holding, LLC

By:	Rose Rock Midstream Operating, L.L.C., each such Guarantor’s sole member

By:	/s/ Robert N. Fitzgerald
Name:Robert N. Fitzgerald Title:Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

January 8, 2018

Rose Rock Midstream Crude, L.P.

By: Rose Rock Midstream Energy GP, LLC,
its general partner

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Senior Vice President and Chief Financial Officer